

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

December 10, 2010

<u>Via Mail and Facsimile</u>

Mr. JD Klamka
President and Chief Executive Officer
Plaster Caster Inc.
1000 Country Club
Ann Arbor, MI 48105

> **Re: Plaster Caster Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed December 2, 2010**
> **File No. 000-54155**

Dear Mr. Klamka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to prior comment 2 and 18, in which you state that text relating to a merger was inadvertently included in your registration statement due to an error during Edgarization. Please explain more fully how this occurred.

<u>Risk Factors</u>

<u>General</u>

2. We note your response to prior comment 6, in which you assert that no conflict exists between Mr. Klamka's position selling communication services and his

activities with the company. However, it does not appear as though you considered the potential adverse impact on the company caused by the fact that Mr. Klamka is committed to full time employment elsewhere. As previously requested, please prepare a new risk factor addressing Mr. Klamka's potential conflicts of interest or advise.

3.   You appear to have deleted the risk factor previously titled "There is substantial uncertainty about our ability to continue our operations…" While we note that you have revised your Business section disclosure to address the fact that the company's auditors have issued a going concern opinion, we would expect to see similar disclosure in your Risk Factors section as well. Please reinstate the aforementioned risk factor.   In doing so, ensure that the issues highlighted in prior comment 8 are addressed.

Item 2. Financial Information

General

Plan of Operations

4.   You do not appear to have made substantive revisions to your Plan of Operations discussion. Accordingly, we re-issue prior comment 12 and ask that you expand your discussion to provide more detailed information regarding your plan of operations over the next twelve-month period, including the minimum level of additional capital required to build and sustain a viable business. You should address how your business goals and objectives will change based on your ability or inability to raise additional capital. Further, to the extent you discuss future plans, such as hiring freelance writers and a web development company, the discussion should be balanced to include time frames for implementing such plans and any uncertainties or obstacles involved before the planned operations can commence.

5.   You indicate that you expect to generate revenues within six months of completing the website. However, it is not readily apparent from your discussion how completion of your website will equate to revenue generation. Further, we note that you intend to rely on advertising fees as a way to generate revenue, yet we are unable to locate a detailed discussion of your advertising sales plan in Management's Discussion and Analysis. Please revise your disclosure to provide a thorough discussion of how management intends to generate revenue and explain the basis of your belief that such objective is achievable. Ensure that you identify and discuss the material obstacles that may preclude you from generating revenue. In doing so, consider your current liabilities, anticipated capital

expenditures, and the relative priority of your advertising and marketing campaign vis-à-vis your other business objectives.

Liquidity and Capital Resources

6.   You note that you currently owe $1,500 to your sole officer for funds expended on the company's behalf. However, your balance sheet does not appear to reflect a liability of $1,500. Please advise. Please also ensure enhance your existing discussion of this loan in your Risk Factors section to clarify that it is a current liability of the company.

Financial Statements

December 31, 2009

Notes to Financial Statements

Note 7. Subsequent Event

7.   We note your response to prior comment 18. In your response you state that disclosure was revised to indicate that no merger took place, however, it appears that the disclosure has not been revised. Please revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director